Exhibit 99.1

February 25, 2019

Lithium Americas Provides Updates
on the Cauchari-Olaroz and Thacker Pass Projects

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC; NYSE: LAC) (“Lithium Americas”, “LAC” or the “Company”) is pleased to provide a construction update on the Cauchari-Olaroz lithium project ("Cauchari-Olaroz") in the Province of Jujuy, Argentina. Cauchari-Olaroz is 100%-owned by Minera Exar S.A. (“Minera Exar”), a joint venture company owned 62.5% by Lithium Americas and 37.5% by Jiangxi Ganfeng Lithium Co., Ltd. (“Ganfeng Lithium”).

Although January and February are characterized as the rainy season at Cauchari-Olaroz, the site has received unusually heavy rainfall during recent weeks. Minera Exar is pleased to report minimum disruptions to the current construction activities and Caucharí-Olaroz remains on track to reach production in 2020.

Jon Evans, the Company’s President and COO, commented, “Heavy rainfall in January and February has not had a material impact to our construction activities and schedule. We note the temporary disruptions to the international paved highway in Jujuy were quickly corrected and the dilution impact to the ponds was minor at this stage of development.” Mr. Evans continued, “We are very pleased with the progress at site and continue to work closely with our partner, Ganfeng Lithium, to explore ways to further optimize the project.”

Additional construction updates are as follows:

  Evaporation ponds: Two ponds are now completed with the first pond currently being filled with brine from the production wells. There are another four ponds under construction. Pond construction is on schedule to complete all evaporation ponds covering 12 km2 during the first quarter of next year. Liner supply and liner installation contracts for the remaining ponds have been awarded securing supply for the critical material.

  Production wells: Currently there are seven wells in production and three more are under construction. By the end of April, the project is scheduled to have seven drilling rigs mobilized at site for drilling of additional production wells.

  Civil: Work associated with roads and platforms continues as planned. Contracts have been awarded for earthworks (plant and operations camp), concrete supply, and other key items.

  Procurement: Minera Exar is in the process of reviewing proposals for long lead items and expects to finalize such awards in due course.

The Company is also pleased to provide an update on development of its 100% owned Thacker Pass lithium project (“Thacker Pass”) located in Nevada. Following the release of the Preliminary Feasibility Study in August 2018, through development of a pilot plant in Reno, Nevada, the Company is considering the production of lithium hydroxide directly from lithium sulphate to provide added flexibility. Commissioning of the pilot plant is underway, with testing and optimization expected to commence in the near term.

The Company continues to advance engineering work and mine plan design. The Company has also completed environmental baseline data collection and is advancing its permitting applications.

Qualified Person:

The scientific and technical information in this news release has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101. Mr. LeBlanc is the Chief Technical Officer of the Company. Additional information is contained in Lithium Americas’ current technical reports for the Cauchari-Olaroz lithium project and the Thacker Pass lithium project, available at www.sedar.com.

About Lithium Americas:

Lithium Americas, together with Ganfeng Lithium, is developing the Caucharí-Olaroz lithium project, under construction in Jujuy, Argentina through its 62.5% interest in Minera Exar. In addition, Lithium Americas owns 100% of the Thacker Pass lithium project located in Nevada, the largest known lithium deposit in the United States. The Company’s stock trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.
Investor Relations
Suite 1150 – 355 Burrard Street
Vancouver, BC, V6C 2G8
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements & Information

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forwarding-looking information. Examples of forward-looking information in this news release include, among other things: successful development of the Caucharí-Olaroz and Thacker Pass projects, including timing, anticipated production, and results thereof, the Company’s ability to successfully fund such development, further optimization of Caucharí-Olaroz project, success of the Thacker Pass pilot plant, and the frequency and anticipated effect of future weather-related events.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences. These assumptions include, among others, forecast demand for lithium products, the Company’s ability to fund, advance and develop its projects, including results therefrom, accuracy of Mineral Resources and Mineral Reserves, maintenance of a positive business relationship with Ganfeng Lithium, and a stable and supportive legislative and regulatory environment. Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others, inherent risks in development of capital intensive mineral projects (including as co-owners), variations in Mineral Resources and Mineral Reserves, recovery rates and lithium pricing, changes in project parameters and funding thereof, changes in legislation or governmental policy, title risk, cost overruns, operational risks and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.